Exhibit 99.1

China Yuchai International Announces Unaudited Results of the

Second Half Year and the Full Year Ended December 31, 2020

SINGAPORE, Singapore — February 24, 2021 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second half year (“2H 2020”) and the fiscal year (“FY 2020”) ended December 31, 2020. The financial information presented herein for the second half year and fiscal year of 2020 and the second half year (“2H 2019”) and fiscal year (“FY 2019”) ended December 31, 2019 is reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2020

•	Revenue increased by 18.1% to RMB 10.6 Billion (US$ 1.6 Billion) from RMB 9.0 Billion in 2H 2019;

•	Operating profit increased by 14.5% to RMB 568.8 Million (US$ 87.2 Million), compared with RMB 496.6 Million in 2H 2019;

•	Net earnings attributable to China Yuchai’s shareholders decreased by 6.4% to RMB 243.2 Million (US$ 37.3 Million) compared with RMB 259.9 Million in 2H 2019;

•	Basic and diluted earnings per share decreased by 6.4% to RMB 5.95 (US$ 0.91) compared with RMB 6.36 for 2H 2019;

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Total number of engines sold increased by 31.8% to 217,138 units compared with 164,789 units in 2H 2019. Truck engines grew by 43.4% led by a 64.4% gain in mid-duty truck engines. Engine sales to the agriculture market were increased by 92.9%.

Revenue for 2H 2020 increased by 18.1% to RMB 10.6 Billion (US$ 1.6 Billion) compared to RMB 9.0 Billion in 2H 2019.

The total number of engines sold by GYMCL during 2H 2020 was 217,138 units, an increase of 31.8% compared with 164,789 units in 2H 2019. The increase was mainly due to higher engine unit sales to the truck markets where unit sales to the heavy- and medium-duty truck market segments more than offset the overall unit sales decline in the bus engine segment.

The off-road markets also achieved significant unit sales growth in 2H 2020 compared with 2H 2019.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in 2H 2020, commercial vehicle unit sales (excluding sales of gasoline-powered and electric-powered vehicles) increased by 35.4% compared to 2H 2019, as unit sales of buses declined by 4.6% while truck unit sales rose by 43.4%.

GYMCL’s engine unit sales to the on-road commercial vehicle market increased by 23.5% with truck unit sales rising by 43.4%, matching the truck market growth. GYMCL’s engine unit sales to the off-road markets increased by 51.0% compared with 2H 2019. The Company’s higher off-road engine unit sales were led by a strong growth in the agriculture segment in 2H 2020 compared with 2H 2019.

Gross profit increased by 4.9% to RMB 1.7 Billion (US$ 262.3 Million) compared with RMB 1.6 Billion in 2H 2019. Gross margin was 16.1% compared with 18.1% in the 2H 2019 mainly due to changes in the sales mix and higher material costs.

Other operating income increased by 39.6% to RMB 273.3 Million (US$ 41.9 Million), compared with RMB 195.7 Million in 2H 2019. The increase was mainly due to higher government grants in 2H 2020 compared with 2H 2019.

Research and development (“R&D”) expenses were RMB 413.5 Million (US$ 63.4 Million) compared with RMB 309.8 Million in 2H 2019. The Company continues to further develop its new National VI and Tier 4 engines for the on- and off-road markets. In 2H 2020, the total R&D expenditure, including capitalized costs, was RMB 754.6 Million (US$ 115.6 Million) and it represented 7.1% of revenue compared with 6.3% in 2H 2019.

Selling, general and administrative (“SG&A”) expenses were RMB 1.0 Billion (US$ 153.7 Million) representing 9.4% of the revenue compared with RMB 1.0 Billion representing 11.4% of the revenue in 2H 2019.

Operating profit increased by 14.5% to RMB 568.8 Million (US$ 87.2 Million) from RMB 496.6 Million in 2H 2019. The operating margin was 5.4% compared with 5.5% in 2H 2019.

Finance costs increased by 18.7% to RMB 88.0 Million (US$ 13.5 Million) from RMB 74.2 Million in 2H 2019. Higher finance costs mainly resulted from higher loan amounts compared with 2H 2019.

The share from financial results of the joint ventures decreased to a loss of RMB 64.5 Million (US$ 9.9 Million), compared with a profit of RMB 11.7 Million in 2H 2019.

Net profit attributable to China Yuchai’s shareholders decreased by 6.4% to RMB 243.2 Million (US$ 37.3 Million) compared with RMB 259.9 Million in 2H 2019.

Basic and diluted earnings per share decreased by 6.4% to RMB 5.95 (US$ 0.91), compared with RMB 6.36 in 2H 2019.

Basic and diluted earnings per share in 2H 2020 and 2H 2019 were based on a weighted average of 40,858,290 shares.

Financial Highlights for FY 2020

•	Revenue increased by 14.2% to RMB 20.6 Billion (US$ 3.2 Billion) compared with RMB 18.0 Billion in FY 2019;

•	Gross profit was RMB 3.2 Billion (US$ 488.8 Million), a 15.5% gross margin, compared with RMB 3.1 Billion and a gross margin of 17.2% in FY 2019;

•	Operating profit was RMB 1.2 Billion (US$ 181.2 Million) compared with RMB 1.1 Billion in FY 2019;

•	Basic and diluted earnings per share were RMB 13.43 (US$ 2.06) compared with RMB 14.81 in FY 2019;

•	Total number of engines sold increased by 14.4% to 430,320 units compared with 376,148 units in FY 2019.

Revenue was RMB 20.6 Billion (US$ 3.2 Billion) compared with RMB 18.0 Billion in FY 2019.

The total number of engines sold by GYMCL in FY 2020 increased by 14.4% to 430,320 units compared with 376,148 units in FY 2019. The increase was mainly due to higher engine sales in the heavy- and medium-duty truck markets and off-road segments, particularly agricultural engines, which more than offset the unit sales decline in the bus segment.

Gross profit increased by 2.7% to RMB 3.2 Billion (US$ 488.8 Million) compared with RMB 3.1 Billion in FY 2019. Gross margin decreased to 15.5% compared with 17.2% in FY 2019. The decline in gross margin was mainly attributable to changes in the sales mix and higher material costs.

Other operating income increased by 12.0% to RMB 378.9 Million (US$ 58.1 Million) compared with RMB 338.5 Million in FY 2019. The increase was mainly due to higher government grants compared with FY 2019.

R&D expenses increased by 27.3% to RMB 626.5 Million (US$ 96.0 Million) compared with RMB 492.2 Million in FY 2019. The Company continued with its initiatives to develop new engines compliant with China’s next emission standards, National VI and Tier 4, and to improve engine performances and qualities. In FY 2020, the total R&D expenditure including capitalized costs was RMB 1.2 Billion (US$ 177.4 Million) representing 5.6% of the revenue compared with 4.8% in FY 2019.

SG&A expenses were RMB 1.8 Billion (US$ 269.7 Million) representing 8.6% of the revenue compared with RMB 1.8 Billion representing 10.0% of the revenue in FY 2019.

Operating profit increased by 3.1% to RMB 1.2 Billion (US$ 181.2 Million) from RMB 1.1 Billion in FY 2019. The operating margin was 5.7% compared with 6.4% in FY 2019.

Finance costs increased by 14.7% to RMB 151.2 Million (US$ 23.2 Million) from RMB 131.8 Million in FY 2019. Higher finance costs mainly resulted from an increase in loan amounts compared to FY 2019.

The share of financial results of the joint ventures decreased to a loss of RMB 59.0 Million (US$ 9.0 Million) compared with a profit of RMB 19.0 Million in FY 2019.

Net profit attributable to China Yuchai’s shareholders was RMB 548.9 Million (US$ 84.1 Million) compared with RMB 604.9 Million in FY 2019.

Basic and diluted earnings per share were RMB 13.43 (US$ 2.06) compared with RMB 14.81 in FY 2019.

Basic and diluted earnings per share for FY 2020 and FY 2019 years were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at December 31, 2020

•	Cash and bank balances were RMB 6.4 Billion (US$ 988.1 Million) compared with RMB 6.4 Billion at the end of FY 2019;

•	Trade and bills receivables were RMB 8.1 Billion (US$ 1.2 Billion) compared with RMB 7.8 Billion at the end of FY 2019;

•	Inventories were RMB 4.5 Billion (US$ 685.3 Million) compared with RMB 2.8 Billion at the end of FY 2019;

•	Trade and bills payables were RMB 7.5 Billion (US$ 1.1 Billion) compared with RMB 6.2 Billion at the end of FY 2019;

•	Short- and long-term bank borrowings were RMB 2.2 Billion (US$ 341.8 Million) compared with RMB 2.1 Billion at the end of FY 2019.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “As 2020 began, lockdowns and travel restrictions affected the supply chain and the shipments of materials and manufactured products. We achieved a 31.8% increase in engine unit sales in the second half of 2020.”

“Our truck engine sales grew by 43.4% in the second half of 2020 led by a 64.4% gain in medium-duty truck engine sales. In addition, our off-road engine unit sales rose 51.0% led by a strong agricultural engine sales in China.”

“We continue to invest in developing our National VI and Tier 4 technologies. Our portfolio of National VI engines are well positioned to meet the new emission standards.”

“Our board of directors declared a cash dividend of US$0.85 per ordinary share for the year ended December 31, 2019 which was paid on July 31, 2020. We continue to monitor our financial options to improve our returns and enhance shareholders’ value,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2020. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2020 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.5249 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2020. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2020 or at any other date.

Unaudited Full Year 2020 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 24, 2021. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (Mainland China) or +65 67135090 (International), Conference Code: 3773997 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2020, GYMCL sold 430,320 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint ventures’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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